Exhibit 99.1

NOTICE

In accordance with article L.621-8 III of the French monetary and financial code and article 231-23 of its general regulation, the Autorité des Marchés Financiers (the French financial services regulator) has, pursuant to the conformity decision on the public tender offer dated October 1, 2008, granted the approval (visa) no. 08-208 dated October 1, 2008, for this information note. It is available on the AMF website www.amf-france.org and is hereby furnished to the SEC by IAMGOLD Corporation for information purposes only.

PUBLIC TENDER OFFER

FOR THE COMMON SHARES OF

LAUNCHED BY

PRESENTED BY

Price of the Offer : €1.20 per Euro Ressources common share
The date of closure of the Offer will be determined by the Autorité des marchés financiers (the French financial services regulator) (the "AMF") in accordance with its general regulation.

Information note (note d'information) prepared by IAMGOLD Corporation

Important notice

IAMGOLD Corporation reserves the right, in accordance with the provisions of articles 237-14 to 237-16 of the general regulations of the AMF, to request from the AMF within the 3-month period following closure of the offer, to proceed with a compulsory acquisition (retrait obligatoire) of all shares of Euro Ressources not tendered to the Offer in the event that such shares do not represent more than 5% of the share capital or voting rights of Euro Ressources, to be made at a consideration equal to the offer price, i.e. €1.20 per Euro Ressources share.

In accordance with article L.621-8 III of the French monetary and financial code and articles 231-23 of its general regulation, the AMF has, pursuant to the conformity decision on the public tender offer dated October 1, 2008, granted the approval (visa) no. 08-208 dated October 1, 2008, for this information note. This information note was prepared by IAMGOLD Corporation and engages the responsibility of its signatories. Pursuant to article L.621-8-1 I of the French monetary and financial code, the approval (visa) was granted after the AMF verified "if the document is complete and understandable, and if the information contained therein is consistent". It does not constitute an approval of the opportunity of the transaction nor an authentication of the accounting and financial dates presented herein.

This information note is available on the AMF's website (www.amf-france.org), on IAMGOLD Corporation's website (www.iamgold.com) and can also be obtained free of charge from:

-      IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4

-      Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18

The information relating to legal, financial, accounting and other characteristics of IAMGOLD Corporation will be made available to the public, in accordance with the provisions of article 231-28 of the general regulation of the AMF, at the latest on the day prior to the opening of the offer, under the same conditions.

This document is a free translation in English for information purposes only – Original in French

This document is a free translation in English for information purposes only – Original in French

This document is a free translation in English for information purposes only – Original in French

1.	PRESENTATION OF THE PUBLIC TENDER OFFER

Pursuant to Title III of Book II and more specifically articles 232-1 and following of the general regulation of the Autorité des marchés financiers (the "AMF"), IAMGOLD Corporation, a federal corporation incorporated in Canada under number 4213173BN, having its registered office at 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4, (the "Offeror" or "IAMGOLD"), irrevocably offers to the shareholders of Euro Ressources S.A., a corporation (société anonyme) having its registered office at 23, rue du Roule, 75001 Paris, France, registered with the company register of Paris under number 390 919 082, with a share capital of €605,914.60 divided into 60,591,460 fully paid shares of 0.01 euro each listed on the C compartment of Euronext Paris S.A. under code ISIN FR 0000054678 and on the Toronto Stock Exchange ("EURO"), to acquire their common shares of EURO (the "EURO Shares") at a price of €1.20 per share on the terms set out below (the "Offer").

The Offer is a voluntary tender offer undertaken pursuant to the standard procedure provided in articles 232-1 and following of the general regulation of the AMF. It is presented by Société Générale who, pursuant to article 231-13 of the general regulation of the AMF, guarantees the content and the irrevocable nature of the Offeror's undertakings.

The terms and conditions of the Offer are described in Section 2 "Offer characteristics" below.

Except as otherwise indicated, the information concerning EURO contained in this information note originates in (or is based upon) publicly available documents or records on file with the AMF, Canadian securities regulatory authorities and other public sources.  The Offeror was not involved in the preparation of those statements and cannot verify them.  Neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by EURO to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1.1	Offer context

1.1.1	IAMGOLD

General description

The Offeror is the holding company of a group of companies (the "IAMGOLD Group") that is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world.

The shares of the Offeror are listed on the Toronto Stock Exchange, New York Stock Exchange and Botswana Stock Exchange. The Offeror is thus subject to continuous disclosure obligations under applicable securities laws which require, among others, that the corporation disclose all material information regarding its operations (including, in particular, the Rosebel mine, a gold mine 95%-owned and operated by the IAMGOLD Group and on which EURO has royalty rights).

This document is a free translation in English for information purposes only – Original in French

Main interests

Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. As at the date hereof, IAMGOLD’s principal holdings are the following:

(i)
a 100% interest in IAMGOLD-Québec Management Inc., the owner of the mining leases in the Province of Québec, Canada, on which the Doyon and Mouska gold mines and the Sleeping Giant gold mine are located. IAMGOLD-Québec Management Inc. also owns the leases in the Province of Québec in which is located the Niobec mine. IAMGOLD-Québec Management Inc. is the operator of each mine named above;

(ii)	an indirect 95% interest in Rosebel Gold Mines N.V. the owner of the mining rights and assets comprising the Rosebel gold mine, in Suriname, and manager of the operations thereat;

(iii)	an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

(iv)
an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit, on which the Yatela gold mine is located;

(v)	an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(vi)
an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(vii)	an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area in Botswana on which the Mupane gold mine is located;

(viii)	an indirect 100% interest in the Camp Caiman project in French Guiana;

(ix)	an indirect 100% interest in the Quimsacocha project, an exploration project in Ecuador;

(x)
an indirect 100% interest in La Arena S.A., the owner of the mining concessions of the La Arena project in Peru, which interest IAMGOLD has agreed to sell pursuant to an agreement dated March 5, 2008 (as amended), with Rio Alto Mining Limited;

(xi)	an indirect 100% interest in IAMGOLD Tanzania Limited, the owner to the prospecting and mining licenses to the Buckreef exploration project in Tanzania; and

(xii)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

This document is a free translation in English for information purposes only – Original in French

Structure chart

A structure chart of the significant subsidiaries of the IAMGOLD Group is set forth below.

1.1.2	EURO

EURO's principal business activity is the holding of a participation right in the Rosebel gold mine in Suriname, which is 95%-owned and operated by the IAMGOLD Group, pursuant to a Participation Right Agreement dated May 16, 2002 (the "Rosebel Royalty").

EURO also holds an interest in Paul Isnard mineral properties in French Guiana.

1.1.2.1	Rosebel

General background

Property description and location

The Rosebel property is an open pit gold mine located approximately 100 kilometres south of Paramaribo, the capital of Suriname. The Rosebel property covers 17,000 hectares in the Brokopondo district, between the Suriname River to the East and the Saramacca River to the West. The property is held by Rosebel Gold Mines N.V., a 95%-owned subsidiary of IAMGOLD.

This document is a free translation in English for information purposes only – Original in French

History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. ("Golden Star") from Grasshopper Aluminum Company N.V., a state-owned mining company ("Grassalco"). Cambior Inc. held a 50% interest in the Rosebel property from June 1994 to May 2002 when it acquired Golden Star’s 50% interest, thus becoming the owner of 100% of the Rosebel property (the "Rosebel Transaction"). Pursuant to the Rosebel Transaction, Golden Star and Cambior Inc. entered into the Rosebel Royalty that granted to Golden Star a gold price participation right based on the gold production of the mine (described below). In December 2004, Golden Star sold the Rosebel Royalty to EURO. In 2006, IAMGOLD acquired Cambior Inc., and indirectly assumed the obligations to EURO pursuant to the terms of the Rosebel Royalty.

The Rosebel property is governed by a mineral agreement executed in 1994 (as amended and supplemented) that provided the Republic of Suriname with a 5% carried participation in the share capital of Rosebel Gold Mines N.V.

Reserves and Resources

The reported mineral reserves and resources of the Rosebel mine, as at December 31, 2007, are as follows:

	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)
Reserves
Proven Reserves	34,878	1.2	1,384,000
Probable Reserves	49,683	1.3	2,019,000
Proven and Probable Reserves	84,562	1.3	3,403,000
Resources
Measured Resources (1)	113,465	1.1	4,166,000
Indicated Resources (1)	144,005	1.0	4,553,000
Inferred Resources	1,789	1.5	83,000

(1) Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

Mineral reserves were estimated using a long-term gold price assumption of $600/oz. Mineral resources were estimated using a gold price assumption of $700/oz.

Mineral resources ("resources") and mineral reserves ("reserves") have been calculated as at December 31, 2007 pursuant to Canadian securities regulatory requirements, specifically, the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into "inferred", "indicated" and "measured", based on the level of geological confidence in the mineralization, and reserves, into "probable" and "proven", upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves. Please note that

This document is a free translation in English for information purposes only – Original in French

United States securities regulatory requirements permit only the disclosure of those mineral deposits that can be economically and legally mined, similar to the Canadian use of the term reserves, and apply different standards to the determination of reserves. With respect to disclosure pursuant to United States laws, EURO's shareholders are urged to consult IAMGOLD's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.

The calculations and all other technical information provided above have been prepared under the supervision of Francis Clouston, Manager, Project Evaluation of the Rosebel mine. For information relating to gold price, exchange rates, cut-off grades, metallurgical recoveries and other key assumptions, parameters and methods used in the calculation of resources and reserves and data verification procedures used in collecting, compiling, interpreting and processing the data used to estimate resources and reserves, see IAMGOLD's most recent annual information form on file with Canadian securities regulatory authorities at www.sedar.com.

To the best knowledge of the Offeror, and as of the date of this information note, there are no other substantive elements that could materially bring into question these estimates, upon which the valuation of EURO in connection with this Offer was made. In particular, all of the material and relevant data pertaining to the Rosebel mine, as set out in this information note, are believed by IAMGOLD to be consistent with the current development prospects of the mine. IAMGOLD is not aware of any data likely to significantly affect the valuation of EURO under Section 3 below and does not contemplate taking any decision which would materially impact such valuation.

Operations

The Rosebel gold mine began commercial operation in February 2004. It produced 276,000 ounces of gold in 2007 and 154,500 ounces in the first half-year 2008.

A US$26 million mill optimization program was launched by IAMGOLD in July 2007 and is expected to be completed in November 2008. This program will allow mill throughput rates to be maintained as more hard rock is fed into the mill, as well as increase gold recoveries.  In February 2008, IAMGOLD launched a US$18.4 million mill expansion project that is expected to increase annual production from approximately 275,000 ounces to 300,000 - 305,000 ounces, and reduce direct cash costs by approximately US$35 per ounce. This project will begin impacting production and costs in 2009. The expansion will increase mill throughput from 8.0 million tonnes to 8.9 million tonnes of ore per year, and provide the option of an additional 15%-25% increase should conditions be appropriate.

Exploration

IAMGOLD published on September 22, 2008 a press release providing an interim update on exploration activity at the Rosebel mine. This press release is available on IAMGOLD's website on www.iamgold.com.  Main terms of this press release are briefly summarized below.

2008 exploration program

The objectives of the 2008 near mine exploration drilling program are to convert resources to reserves (infill drilling), define lateral and depth extensions to known deposits (exploration

This document is a free translation in English for information purposes only – Original in French drilling) and to condemn areas that will be used for planned infrastructure (condemnation drilling). A total of 63,000 meters on estimated 340 holes are planned for 2008, including infill (26,500 m, 42%), exploration (35,100 m, 56%) and condemnation (1,400 m, 2%).

As at September 1, 2008, approximately ⅔ of the 2008 planned drilling program has been completed at Rosebel. The expenses for this work year-to-date to September 1, 2008 are $6.3 million from a 2008 plan of $9.9 million.

Infill drilling results

Results of the 2008 infill drilling completed to date on six known deposits within the Rosebel concession have been mixed, but in aggregate are not expected to materially alter prior total resource estimates.

Exploration drilling results

A total of 16,000 meters of exploration drilling has been completed to date since the beginning of 2008 at various deposits within the Rosebel concession.  Although exploration drilling continues to identify potential ore-grade extensions to the existing zones, no conclusion can been drawn at this stage as to whether they could result in additional (proven or probable) reserves.

Rosebel regional exploration

Additionally, a regional exploration drilling program is currently in progress, both at areas within the Rosebel concession and at areas on surrounding exploration concessions. For the avoidance of doubt, any gold production from such surrounding exploration concessions would not be covered by the Rosebel Royalty agreement (and hence EURO would not be entitled to any royalty on account of production from these areas).

2009 work plan

The Rosebel exploration effort is expected to be accelerated in 2009. The overarching strategy is to firm up reserves in the mid-term as mining gears up to accommodate the mill expansion currently in construction (as previously disclosed in a press release on February 6, 2008 and described in the paragraph "operations" above), and to gain a more thorough understanding and quantification of the property-wide resource potential.

Rosebel Royalty

Description of Rosebel Royalty

The Rosebel Royalty provides for cash payments by IAMGOLD to EURO determined by reference to the volume of gold produced at the Rosebel gold mine. The Rosebel Royalty requires IAMGOLD to pay an amount determined as the product of: (i) gold production and (ii) in respect of production from "soft and transitional rock", 10% of the amount by which the gold price exceeds US$300 per ounce and in respect of production from "hard rock", 10% of the amount by which gold price exceeds US$350 per ounce.  The Rosebel Royalty is calculated and payable quarterly and after certain deductions.

This document is a free translation in English for information purposes only – Original in French

The Rosebel Royalty payable by IAMGOLD applies to the first 7 million ounces of attributable production from the mine. As of June 30, 2008, 1.3 million ounces of gold subject to the Rosebel Royalty had been produced and therefore, 5.7 million ounces subject to the Rosebel Royalty (out of the 7 million) were potentially remaining at such date.

Arbitration

EURO disputes IAMGOLD's determination of the Rosebel Royalty payable to EURO (and particularly the amount of the deduction relating to royalties due to the Government of Suriname or Grassalco) and initiated an arbitration procedure against IAMGOLD in May 2008.  Under this arbitration procedure, EURO requests (x) payment of an amount of approximately US$778,075 in relation to periods prior to June 30, 2008, and (y) confirmation that certain amounts payable to the Government of Suriname or Grassalco are not to be deducted for the purpose of the calculation of royalties payable in relation to future periods.  IAMGOLD has rejected (and rejects) these claims for which it considers there is no factual or contractual basis.

Neither the initiation of the arbitration nor its possible outcome had, nor have, any influence on IAMGOLD's decision to proceed with the Offer and IAMGOLD believes that the amount currently at stake in the arbitration is immaterial in the context of the Offer. However, the valuation of EURO set out in Section 3 below has been prepared on the theoretical assumption that EURO's position would prevail in the arbitration, i.e. (x) with respect to future periods, without deducting from the calculation of the Rosebel Royalty the deductions which are currently being disputed by EURO and (y) amounts claimed by EURO for prior periods (US$778,075 as of June 30, 2008) would be paid by IAMGOLD to EURO. Should IAMGOLD's position prevail in the arbitration then the valuation of EURO in Section 3 would be slightly reduced, it being specified that this would not impact the price of the Offer.

For the avoidance of doubt, it is specified that the assumption retained for the valuation of EURO in Section 3 as regards the Rosebel arbitration was solely made for the purpose of the information of EURO's shareholders in connection with the Offer and does not constitute any acknowledgement by IAMGOLD of the merits of EURO's claims in the arbitration, for which IAMGOLD considers there is no basis.

1.1.2.2	Paul Isnard

The Paul Isnard Properties

On October 29, 1994, EURO acquired an interest in the Paul Isnard exploration projects located in French Guiana by way of acquisition of all of the outstanding shares of Société de Travaux Publics et de Mines Aurifères en Guyane ("Sotrapmag"). Sotrapmag holds eight mineral concessions at Paul Isnard (the "Paul Isnard Concessions") which will expire on December 31, 2018 but which can be renewed for an additional 25 years. Total area of the Paul Isnard Concessions is 150 square kilometers.

EURO also had an Exclusive Exploration Permit at Paul Isnard (the "Paul Isnard PER", and collectively with the Paul Isnard Concessions, the "Paul Isnard Properties"), which was granted on November 30, 1999 for an initial period of three years, covering an area of approximately 283 square kilometers. Its first validity period expired on December 1, 2002. An application for renewal for a five-year period and reduced surface area (199 square kilometers) was sent to the

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French Administration on July 30, 2002. The application was revised in late 2005 to cover a further reduced surface area of 140 square kilometers which was approved by the French Ministry of Economy, Finance and Industry in February 2006. This permit expired in November 2007. EURO has indicated on September 11, 2008 that it was still in the process of completing the necessary filings with the French authorities for the renewal of the Paul Isnard PER, for a three-year period (expiring November 2010).

Agreements with Cotmig and Minera St. Elie

Sotrapmag entered into a farmout agreement in 2003 with Compagnie de Travaux Miniers de Guyane SARL ("Cotmig") pursuant to which Cotmig may exploit alluvial and par alluvial deposits within the Paul Isnard Concessions. The operating permit limits these activities to 100 tonnes of ore per day. During 2006, the terms of the agreement were revised such that Cotmig pays a royalty of 8% of the sale proceeds of gold production. EURO indicated in a press release dated September 11, 2008 that the agreement with Cotmig expired in August 2008 and that terms for its renewal had not yet been agreed.

EURO also has a royalty agreement with Société Minera St. Elie in relation to the sale proceeds of gold produced on the Paul Isnard Properties.

During 2007, the amount received by the EURO group under these two agreements (collectively, the "Existing Paul Isnard Agreements") was approximately US$0.39 million.

Memorandum of Understanding with Golden Star

EURO has agreed to sell interest in the Paul Isnard Properties to Golden Star pursuant to a memorandum of understanding executed in March 2007 (amending a previous agreement executed in December 2004) (the "MoU"), which provided that:

(i)	Golden Star shall spend, prior to November 1, 2007, €1,215,000 on the Paul Isnard PER;

(ii)	Golder Star shall complete a feasibility study on at least one project on the Paul Isnard Properties prior to the first anniversary of the MoU (i.e. on March 23, 2008 at the latest);

(iii)
In consideration for the sale of interests in the Paul Isnard Properties, Golden Star shall pay to EURO a cash amount calculated with reference to gold price and gold production from the Paul Isnard Properties; these payments will be equal to 10% of the gold price per ounce in excess of US$400 on the first 2 million ounces of production and 5% of the gold price per ounce in excess of US$400 on the next 3 million ounces of production; and

(iv)
Subject to a positive feasibility study on at least one project on the Paul Isnard Properties, Golden Star agreed to commence commercial production on the Paul Isnard Properties within the 30 months following the execution date of the MoU (i.e., on September 23, 2009). In the event of commercial production being delayed beyond the end of September 2009, Golden Star agreed to pay advance royalties to EURO of US$1,000,000 per annum from September 2010.

As of the date of this information note and to the knowledge of the Offeror, Golden Star has not completed the feasibility study as required by the MoU (although it has complied with its undertaking to spend more than €1,215,000 on the Paul Isnard PER).

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Furthermore, in May 2008, Golden Star has announced that it temporarily suspended exploration activities at Paul Isnard following the announcement by the French government that it suspended granting mining licenses pending the outcome of an environmental review of all French Guiana gold exploration areas. In a press release dated September 11, 2008, EURO indicated that "Golden Star [had] indicated its reluctance to commit to such a program (…)".

1.1.3	Motives

EURO and the IAMGOLD Group have similar interests in the gold industry and share an economic interest in an asset, the Rosebel gold mine. IAMGOLD has a 95% indirect interest in Rosebel Gold Mines N.V., the owner of the mining rights and assets comprising the Rosebel gold mine; and EURO's principal business activity is its holding of the Rosebel Royalty.

The present unsolicited Offer, which is intended to be friendly, is motivated by IAMGOLD's desire to increase its economic interest in the Rosebel gold mine with a view to rationalizing the structure of the mine, and reducing cash costs at the mine by effectively eliminating royalty payments on a consolidated basis. If the Offer is successful, and based on current gold prices, the completion of the Offer will result in a reduction in cash costs at the mine of approximately US$50 per oz.

1.2	Agreements that may have a material impact on the assessment or outcome of the Offer

There is no agreement entered into by the Offeror that may have a material impact on the assessment or outcome of the Offer.

1.3	The Offeror’s intentions for the next twelve months

1.3.1	Strategy of the enlarged group

The Offer is part of IAMGOLD's long term strategy, which aims to ensure that IAMGOLD retains as much control as possible over its assets, including the Rosebel gold mine, reduce cash costs where possible and rationalize their management. By increasing its economic interest in the production from the Rosebel gold mine and by reducing cash costs, IAMGOLD will be able to focus its efforts on its key assets and continue developing its business.

1.3.2	Interest of the shareholders of EURO in the operation

The Offeror offers EURO's shareholders an immediate liquidity on their entire shareholding at a price of €1.20 per share.

The price represents a premium of 30.4% on the last share price of EURO on Euronext as of August 28, 2008, the last full trading day prior to the announcement of the Offer, and premiums of, 27.1% and 23.3% respectively on the average share prices on Euronext weighted by the volumes for the one and three month-periods prior to that date.

The valuation materials for the assessment of the price of the shares subject to the Offer are described in Section 3 below.

This document is a free translation in English for information purposes only – Original in French

1.3.3	Organisation and functioning of the new group – corporate governance

The Offeror's objective is to take control of EURO. In such a situation, the Offeror intends to appoint a majority of its nominees within the board of directors of EURO following completion of the Offer. Consequently, the composition of EURO's management bodies will be modified to appropriately reflect its new shareholding structure.

1.3.4	Employment policy

According to publicly available information, EURO appears to have only three employees. Save for the changes intended to take place in the composition of EURO's management bodies, mentioned in Section 1.3.3 above, the Offer will not have any impact on the employment situation.

1.3.5	Dividend policy

To the Offeror's knowledge, EURO did not distribute dividends in the last three fiscal years and no decision to do so was made at the last shareholders' meeting.  EURO announced on February 18, 2008 that its board had formally adopted a policy to apply available cash-flow to reduce its remaining gold hedge and thereafter to declare dividends from available surplus funds.

The Offeror is not in a position to determine today what EURO's dividend distribution policy will be in the event that the Offer is successful.

The Offeror will re-examine the dividend policy of EURO following the Offer, in accordance with applicable laws and with EURO's articles of association and subject to EURO's distribution capacity, working capital and financing needs.

1.3.6	Reorganization – Merger

Following the closure of the Offer, and depending on its results, the Offeror intends, to the fullest extent possible, to implement a legal integration of EURO within the IAMGOLD Group.

The determination of the appropriate mechanism will require further analysis after completion of the Offer, but it is possible that such integration will be carried out by means of a merger with EURO. Accordingly, the Offeror reserves the right to consider the merger of EURO with it or another entity of its group following closure of the Offer. The Offeror and its group intend to vote the EURO Shares held by them currently or acquired pursuant to the Offer in favor of any such merger.

Should IAMGOLD wish to proceed with a merger of EURO, it will inform the AMF that will then decide whether a buyout offer (offre publique de retrait) shall be launched on EURO's securities prior to the merger, in accordance with the provisions of article 236-6 of the general regulations of the AMF.

In addition, under Canadian securities laws (unless exempted therefrom), such a subsequent merger could be subject to valuation, minority shareholder approval and other requirements. If applicable, the valuation requirement would trigger the obligation to appoint an independent valuator to prepare a formal valuation of EURO's shares (and any non-cash consideration being offered therefor) and to provide the shareholders with a summary of such valuation. The Offeror currently intends to rely on available exemptions (or to seek waivers from Canadian

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securities regulatory authorities) from such valuation requirements. Also, in addition to the approval from the extraordinary shareholders' meeting, Canadian securities laws could require the approval of the merger by a simple majority of the votes cast by "minority" shareholders of EURO, unless an exemption is available or discretionary relief is granted. However, Canadian securities laws also provide that the Offeror may treat EURO Shares acquired under the Offer as "minority" shares and vote them, or consider them voted, in favor of such subsequent merger provided certain conditions are met. The Offeror intends to cause any EURO Shares acquired under the Offer to be voted in favor of any such transaction and, where permitted by Canadian securities laws, to be counted as part of any minority approval required in connection with any such transaction.

1.3.7	Compulsory acquisition

If, as a result of the Offer, the Offeror, directly and indirectly, holds more than 95% of the share capital and voting rights of EURO, the Offeror reserves the right to proceed with a compulsory acquisition (retrait obligatoire) of EURO Shares within three months following the closure of the Offer. Such compulsory acquisition would be carried out at the same price as the Offer and in accordance with the provision of articles 237-14 and following of the general regulation of the AMF.

The Offeror also reserves the right, in the event the compulsory acquisition mentioned above is not possible and provided the Offeror would subsequently reach, directly or indirectly the threshold of 95% of the voting rights of EURO, to file with the AMF a buyout offer (offre publique de retrait) followed, in the event the threshold of 95% of the share capital of EURO is reached, by a compulsory acquisition (retrait obligatoire) of the EURO Shares that will not be directly or indirectly held by the Offeror. In such case, the compulsory acquisition will be subject to review by the AMF, that will issue its conformity decision on the basis in particular of a valuation of the EURO Shares, provided by the Offeror, and of the report of the independent expert appointed pursuant to article 261-1 II of the general regulation of the AMF.

Under Canadian securities laws (unless exempted therefrom), such a subsequent acquisition of shares may be subject to valuation, minority shareholder approval and other requirements (see Section 1.3.6 above).

1.3.8	Effect of the Offer on the market for and delisting of EURO Shares

The purchase of EURO Shares by the Offeror pursuant to the Offer will reduce the number of EURO Shares that might otherwise trade publicly and will reduce the number of holders of EURO Shares and, depending on the number of EURO Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining EURO Shares held by the public.

The Offeror reserves the right, in the event a compulsory acquisition is not possible, to apply for the delisting of EURO Shares from Euronext Paris. In accordance with applicable regulation, Euronext Paris may accept such request only if the results of the Offer significantly reduce the liquidity of the shares such that the delisting would be in the interests of the market.

The rules and regulations of the Toronto Stock Exchange establish certain criteria which, if not met following successful completion of the Offer, could lead to the delisting of the EURO Shares from the Toronto Stock Exchange. Among such criteria are the number of EURO

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shareholders, the number of EURO Shares publicly held and the aggregate market value of the EURO Shares publicly held. Depending on the number of EURO Shares purchased under the Offer, it is possible that the EURO Shares would fail to meet the criteria for continued listing on the Toronto Stock Exchange and, in such a case, EURO Shares could be delisted. If permitted by applicable law, subsequent to completion of the Offer (or any merger or buy-out offer), the Offeror reserves the right to apply to delist EURO Shares from the Toronto Stock Exchange.

1.4	Shares held by IAMGOLD and acquisitions over the last 12 months

No securities of EURO, including EURO Shares, are owned, directly or indirectly, nor is control exercised over any securities of EURO, by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of the Offeror, (b) an insider of the Offeror, other than a director or officer of the Offeror or (c) any person acting jointly or in concert with the Offeror, except that, IAMGOLD – Quebec Management Inc., a wholly-owned subsidiary of the Offeror owns 3,000,097 EURO Shares (or approximately 4.9% of the capital and 4.9% of the voting rights of EURO), at the date the draft Offer is filed with the AMF.

During the 12-month period preceding the date of this information note, no securities of EURO have been traded by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of the Offeror, (b) any person holding more than 10% of any class of the Offeror's equity securities or (c) any person acting jointly or in concert with the Offeror, including IAMGOLD-Québec Management Inc., except as set out below..

In the course of the last twelve months, IAMGOLD – Québec Management Inc. acquired 3,000,097 EURO Shares, representing approximately 4.9% of EURO's share capital, on the market between February 13, 2008 and May 9, 2008 for an average weighted price of €0.963 with a high of €0.99 and a low of €0.894.

2.	OFFER CHARACTERISTICS

Pursuant to article 231-13 of the general regulation of the AMF, the draft Offer was filed with the AMF on August 29, 2008 by Société Générale acting on behalf of the Offeror. Société Générale guarantees the content and irrevocable nature of the undertakings made by the Offeror in the context of the Offer.

The AMF has, on October 1, 2008, declared that the Offer complied with applicable legal and regulatory provisions, and published a conformity declaration, that constitute approval (visa) for this information note.

The document from the Offeror entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" will be made available to the public by the Offeror and Société Générale, free of charge, at the latest on the last day prior to the opening of the Offer. They will also be available on the AMF's website.

Prior to the opening of the Offer, the AMF will publish a notice of opening of the Offer.

2.1	Terms of the Offer

Pursuant to articles 231-1 and following of the general regulation of the AMF, the Offeror has filed a public offer on the EURO Shares and has undertaken to acquire from EURO shareholders their shares at a price of €1.20 per EURO Share.

This document is a free translation in English for information purposes only – Original in French

If, between August 29, 2008, date the draft Offer is filed with the AMF and the date of settlement and delivery of the Offer (both dates inclusively), EURO decides, in the ordinary course of business, a dividend distribution (including any distribution of interim dividends) payable on a date prior to the settlement and delivery of the Offer or by reference to actual shareholdings prior to such a date, the Offer price per EURO Share would be reduced by the amount of the dividend distribution per EURO Share.

Any adjustment to the Offer price will be subject to prior submission to the AMF.

2.2	Targeted securities

Pursuant to article 231-6 of the general regulation of the AMF, the Offer concerns:

•	all issued EURO Shares at the date of opening of the Offer, i.e., 60,591,460 EURO Shares, and

•
all EURO Shares that could result from the exercise, prior to the closing of the Offer, of subscription options for EURO Shares, i.e., to the knowledge of the Offeror, a maximum of 1,905,001 options as of June 30, 2008.

To the knowledge of the Offeror, EURO has not issued any right, security or other financial instrument giving access, immediately or on a deferred basis, to its share capital or voting rights other than the EURO Shares and the subscription options set out above.

2.3	Condition to the Offer

In accordance with the provisions of article 231-9 of the general regulation of the AMF, the Offeror stipulates as condition precedent to its Offer that a minimum of 50% plus one EURO Share (calculated on a diluted basis) of the share capital and voting rights of EURO (the "Acceptance Threshold") be held by it and other entities of the IAMGOLD Group (taking into account the 3,000,097 EURO Shares already held by the IAMGOLD Group), upon closure of the Offer.

The Acceptance Threshold will be calculated as follows:

-	at the numerator: the sum of (x) all EURO Shares validly tendered to the Offer on or prior to its date of closure and (y) all EURO Shares held by the IAMGOLD Group on such date, and

-
at the denominator: the sum of (x) all EURO Shares existing at the date of closure of the Offer and (y) all EURO Shares likely to be issued as a result of the exercise of subscription options allocated prior to the filing of the Offer (and not yet exercised at the date of closure of the Offer).

If the Acceptance Threshold is not met, the Offer will terminate and the EURO Shares tendered to the Offer will be returned to their owners, without any interest or indemnity being due.

However, the Offeror reserves the right to purely waive this Acceptance Threshold by filing an improved offer at the latest five trading days prior to the closure of the Offer, in accordance with articles 232-6 and 232-7 of the general regulation of the AMF.

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2.4	Offer process

2.4.1	Time for Acceptance

The Offer will open on the trading day following publication by the Offeror of a financial disclosure statement specifying, pursuant to article 231-32 of the general regulation of the AMF, the manner in which the final information note will be made available to the public, (after publication by the AMF of its conformity decision that constitutes approval (visa) of said note) as well as the document entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" required pursuant to article 231-28 of the general regulation of the AMF.

The AMF will issue a statement prior to the opening of the Offer, which will be open for at least 25 trading days. The closing date of the Offer and the timetable will be set subsequently by a decision of the AMF pursuant to article 232-2 of its general regulation.

2.4.2	Manner of Acceptance

Subject to compliance with Section 2.8 below, EURO shareholders wishing to tender their EURO Shares to the Offer must submit an order or acceptance to their authorized financial intermediary (bank, investment company, etc.) following one of the models made available to them by such intermediary, by the date of closure of the Offer at the latest. Such financial intermediary will transfer the EURO Shares to Euroclear France account of Euronext Paris.

EURO Shares held in pure registered form (nominatif pur) to be tendered to the Offer must first be converted into administered shares (nominatif administré) and will only be converted to bearer shares if the Offer is successful. Therefore, in order to participate in the Offer, holders of EURO Shares held in registered form should ask that these EURO Shares be promptly converted into administered shares. If the Offer is successful, Euronext Paris will transfer the registered EURO Shares to the bank in charge of servicing EURO Shares for their conversion to bearer form, so that they may then be transferred to the Offeror through Euronext Paris.

EURO Shares tendered to the Offer must be free of any encumbrance, charge, lien or other security or restriction of any kind whatsoever restricting the transfer of title thereto. The Offeror reserves the right to reject any tendered EURO Shares that do not meet this condition.

Beneficiaries of options to subscribe shares who wish to tender to the Offer EURO Shares resulting from the exercise of their options to subscribe shares must have exercised such options sufficiently in advance so as to be able to tender shares issued as a result of such exercise of options to the Offer at the latest on the date of closure of the Offer (or, of the subsequent Offer after reopening of the Offer pursuant to article 232-4 of the general regulation of the AMF).

The transfer of ownership of the EURO Shares tendered to the Offer will occur at the settlement/delivery date.  All the rights attached to these EURO Shares, including dividend rights (except in the event of a price adjustment as provided under Section 2.1 above), will be transferred to the Offeror at the same date.

No interest or indemnity shall be due for the period between the tendering of the EURO Shares to the Offer and the date of settlement/delivery of the tendered EURO Shares. The settlement/delivery date shall be specified in a results notice specifying the delivery and

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settlement terms published by Euronext Paris after publication by the AMF of the Offer final results notice. Transaction payments shall be made after centralisation operations are completed by Euronext Paris.

2.4.3	Withdrawal of tendered EURO Shares

In accordance with article 232-2 of the general regulation of the AMF, orders to tender EURO Shares to the Offer may be withdrawn at any time until and including the date of closure of the Offer. After such date, tenders are irrevocable.

Pursuant to articles 232-8 and 232-10 of the general regulation of the AMF, such orders to tender will automatically become null and void, without any indemnity or interest due, in the event a rival public offer on EURO Shares is opened (and might become so upon the AMF’s decision declaring an improved offer to be admissible). It would then be incumbent on the holders of EURO Shares to place a new order to tender their shares to the Offer if the latter is maintained.

2.5	French mining regulations

Pursuant to French Decree no. 2006-648 dated June 2, 2006, EURO and Sotrapmag, a wholly-owned subsidiary of EURO, shall each, in their capacities as holders of mining rights in the Paul Isnard Properties (described above in Section 1.1.2), notify the French Minister in charge of mines of this Offer (and its potential consequences on the allocation of EURO's capital) shortly after the filing of the draft Offer with the AMF.

During a two-month period following such notification, the French Minister may, after having received an opinion from the French "conseil général des mines", notify the holder of the mining rights that the contemplated change of control is not compatible with the conservation of its mining rights and thus decide the withdrawal of the mining rights. If the Minister deems it necessary, it may extend the review period for an additional 2-month period.

In any event, the Offer (and specifically the Offer price) will not be impacted by the decision from the Minister (if any). As indicated in Section 1.1.3 above, the Offer is indeed motivated by IAMGOLD's willingness to increase its interest in the Rosebel mine (and the value of the Paul Isnard Properties represents a limited fraction of EURO's aggregate value). It is nevertheless IAMGOLD's intention to seek, to the extent possible, to preserve the rights of EURO and Sotrapmag in the Paul Isnard Properties following the Offer.

2.6	Indicative timetable

August 29, 2008	Filing of the draft Offer with the AMF and of the draft information note of the Offeror

Availability to the public and on-lining of the Offeror's draft information note on the AMF website (www.amf-france.org)

October 1, 2008	Statement of conformity of the Offer by the AMF that also constitutes approval (visa) of the information note of the Offeror

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October 2, 2008
Availability to the public and on-lining of the Offeror's approved information note as well as the document entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" on the AMF website (www.amf-france.org)

October 3, 2008	Publication of a financial notice informing that these documents are available

October 6, 2008	Offer opens

November 21, 2008	Offer closes
(at the latest)

November 27, 2008	Publication of the interim Offer results notice

December 4, 2008	Publication of the definitive Offer results notice

December 9, 2008	Settlement/Delivery of the Offer with Euronext

December 18, 2008	Offer re-opens (if the Offer is successful)

2.7	Reopening of the Offer

Pursuant to article 232-4 of the general regulation of the AMF, if the Offer is successful, the Offer will be re-opened for a period of at least ten trading days. In case of reopening of the Offer, the terms will be identical to the Offer terms. In such circumstances, the AMF will publish the timetable for the reopening of the Offer.

EURO SHAREHOLDERS SHOULD BE AWARE THAT THE OFFEROR MAY, DURING THE RE-OPENED OFFER, ACQUIRE BENEFICIAL OWNERSHIP OF EURO SHARES OTHER THAN UNDER THE TERMS OF THE OFFER THROUGH THE FACILITIES OF EURONEXT PARIS S.A. OR THE TORONTO STOCK EXCHANGE. HOWEVER, THE OFFEROR AND ITS AFFILIATES MAY ONLY ACQUIRE SUCH EURO SHARES OTHER THAN PURSUANT TO THE TERMS OF THE OFFER IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS, WHICH REQUIRE, IN THE CASE OF FRENCH SECURITIES LAWS, THAT, AMONGST OTHER THINGS, (I) ANY CONSIDERATION PAID OUTSIDE THE OFFER SHALL BE EQUAL TO THE OFFER PRICE AND (II) THE OFFEROR WILL ADVISE THE AMF OF SUCH PURCHASES, ON EACH DAY DURING WHICH EURO SHARES HAVE BEEN PURCHASED, AND THE AMF SHALL PUBLISH THE DECLARATIONS SUCH PROVIDED BY THE OFFEROR. IN ADDITION, IF APPLICABLE, CANADIAN SECURITIES LAWS MAY, IN OTHER RESPECTS, RESTRICT THE PURCHASES OF EURO SHARES BY THE OFFEROR OTHER THAN UNDER THE TERMS OF THE OFFER, INCLUDING BY LIMITING THE NUMBER OF EURO SHARES THAT CAN BE SO ACQUIRED TO 5% OF THE EURO SHARES OUTSTANDING AT THE DATE THE OFFER IS MADE IN CANADA.

2.8	Offer restrictions abroad

The Offer is made for the securities of a French issuer and is subject to the general regulation of the AMF. Holders of EURO Shares residing outside of France should be aware that French

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disclosure requirements are different from those in their respective jurisdictions (in particular, in Canada, the United States, Japan and Australia).

This Offer information note is not intended to be distributed in countries other than France.

Distribution of this Offer information note and participation in the Offer may be subject to legal restrictions outside of France (in particular in Canada, Japan and Australia). The Offer is not addressed, either directly or indirectly, to persons who are subject to such restrictions, and may not be accepted in any jurisdiction where the Offer is subject to such restrictions. Consequently, persons in possession of this Offer information note are required to inform themselves about possible applicable local restrictions and to comply with them.

As of the date of this information note, IAMGOLD contemplates to extend the Offer in Canada and, to that effect, has filed with the Canadian securities regulatory authorities an application requesting exemptive relief from Canadian take-over bid requirements. Assuming that such relief is granted, this information note, together with supplementary information for Canadian shareholders, will be filed with Canadian securities regulatory authorities and be available at www.sedar.com and otherwise be available on the Offeror's website at www.iamgold.com. However, IAMGOLD may elect not to extend the Offer in Canada, in particular if the requested relief is not granted by the Canadian securities regulatory authorities.

If you are a shareholder not resident in France and you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

EURO shareholders should be aware that the disposition of the EURO Shares under the Offer may have tax consequences.  As a general rule, any individual or legal entity holding EURO Shares which is not resident in France must inform itself about the tax rules that apply to its particular situation.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by IAMGOLD.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Additional Notice to EURO Shareholders in the United States

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that IAMGOLD is incorporated under the laws of Canada, that a majority of the directors and officers of IAMGOLD are residents of Canada, and that all (or a substantial portion of) the assets of IAMGOLD and of such persons may be located outside the United States. You may not be able to sue a foreign entity (or its officers or directors) in a foreign court for violations of U.S. federal or state securities laws. It

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may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

2.9	Possible withdrawal of the Offer by the Offeror

Pursuant to article 232-11 of the general regulation of the AMF, the Offeror may withdraw its Offer within five trading days following publication of a timetable of a rival offer or improved rival offer. It will inform the AMF of its decision, which will be made public.

The Offeror may also withdraw its Offer if it becomes frustrated ("sans objet") or if EURO has taken measures that modified its substance during the Offer or in the event the Offer is successful. The Offeror may not exercise this right without prior authorization by the AMF, which will rule in accordance with the principles set out under article 231-3 of its general regulation.

2.10	Financing of the Offer

2.10.1	Offer costs

To the Offeror's knowledge, the acquisition price (excluding fees and expenses related to the Offer) for all of the EURO Shares (including the EURO Shares issuable on the exercise of all outstanding subscription options), would amount to a maximum of approximately €75.0 million in case all the EURO Shares are tendered. In the event that no EURO Shares issuable on the exercise of subscription options are tendered, the cash that should be paid by the Offeror would amount to approximately €72.7 million.

The overall amount of fees and expenses (excluding the acquisition price for EURO Shares) likely to be incurred by the Offeror in the context of the Offer is estimated to amount to €2 million (excluding taxes). This amount includes fees payable by the Offeror for its legal counsel, financial advisors (including presenting bank), accountants, and other representatives, as well as filing, printing and mailing costs and other miscellaneous (including communication) fees.

2.10.2	Financing means

The Offeror will fund the Offer through its existing cash reserves or credit facilities which will fully satisfy this commitment. The funding commitments under the existing credit facilities of the Offeror are subject to conditions that are common in commercial lending transactions of this kind.

2.11	Brokerage Fees

Save as indicated below, no expenses shall be reimbursed nor any commission paid to any intermediary or person soliciting the tender of EURO Shares to the Offer.

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The Offeror will bear the brokerage fees (and related VAT) for shareholders tendering their EURO Shares to the Offer within the limit of 0.2% of the value of each EURO Share tendered (including all taxes), with a maximum of €50 per account (including all taxes).

2.12	Taxation system of the Offer

The comments below are based on French tax law (provisions of the French Tax Code – "FTC") and the administrative doctrine published by French tax authorities that are currently in force on the date of this information note, and therefore may be subsequently amended, and possibly retroactively, particularly in view of any new provisions that may be included in the Finance Law for 2009 or the revised Finance Law for 2008.

It should be noted that this information is merely a summary of the tax rules applicable to individuals and corporate shareholders of EURO who will tender their EURO Shares to the Offer. This information does not purport to be exhaustive or to deal with all potential tax consequences that may arise from the Offer. Shareholders are advised to consult their tax advisor in order to examine their specific situation in light of applicable legislation.

Shareholders who are not French residents for tax purposes must also comply with applicable tax law in their country of residence, subject to any applicable tax treaties.

2.12.1	Shareholders who are French residents for tax purposes

2.12.1.1
Individuals residing in France for tax purposes who hold EURO shares among their private assets and who do not conduct stock transactions under conditions similar to those of a person who conducts these types of transactions professionally

Common rules of taxation

Pursuant to the provisions of article 150-0 A FTC, capital gains of one Euro or more on EURO Shares sold by the above-mentioned individuals – i.e., capital gains equal to the difference between the Offer price and the tax cost of the EURO Shares contributed to the Offer – are subject to income tax at a rate of 18% if the annual amount for disposals of securities, corporate interests or equivalent securities realized by all members of the taxpayer's household exceeds the current limit of €25,000 (excluding sales of securities held in a PEA (equity savings plan) and share-for-share exchanges that benefit from deferred taxation as set out in article 150-0 B FTC).

Capital gains are also subject to the following contributions, on condition that the above-mentioned annual taxation threshold is exceeded:

-	the General Social Contribution tax ("CSG") of 8.2%, non-deductible from the household's total taxable income,

-	the 2% "prélèvement social" (social withholding) tax, non-deductible from the household's total taxable income,

-	the contribution to the Social Security deficit ("CRDS") of 0.5%, non-deductible from the household's total taxable income,

-	an additional 0.3% contribution to the 2% prélèvement social established pursuant to article 11-2 of the 30 June 2004 law regarding solidarity in view of autonomy for elderly and disabled persons.

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The overall tax effective rate for the above-mentioned individual shareholders is therefore 29% for capital gains made in 2008.

Pursuant to the provisions of article 150-0-D-11° FTC, capital losses on share disposals may be offset against capital gains of the same nature realized during the year of sale or the ten following years provided that the annual taxation threshold for disposals of securities, corporate interests or equivalent securities, as set out above, has been exceeded for the year in which the capital loss is incurred.

PEA (equity savings plans)

In the event that the EURO Shares are held in the context of a PEA (French equity saving plan) (article L.221-31 of the French Monetary and Financial Code (Code Monétaire et Financier)), capital gains arising from any sale made during the term of the PEA are exempt from income tax and social contributions on the day on which they were realized, provided that capital gains are reinvested in the PEA under the same terms as the payments.

It should be noted that on the closing date (if it is more than five years after the PEA is opened) or on the date of partial withdrawal of the PEA (if the closing date is more than eight years after the PEA is opened), the net capital gain realized since the PEA was opened will be exempt from income tax, but subject to social contributions at a rate that varies according to the date on which the gain was realized.

Lastly, the capital losses incurred in the context of the PEA are not deductible from capital gains realized outside the PEA.

Nevertheless, in the event of an early closure in the five years following the opening of the PEA, or upon meeting certain conditions in the event that the PEA is closed after the  fifth year, accrued capital losses (if any) are deductible from the capital gains of the same nature generated during the same year or the ten following years, provided that the annual threshold for disposals of securities, corporate interests or equivalent securities, as set out above, has been exceeded during the year the capital loss is incurred.

2.12.1.2	Employees and officers of EURO holding EURO Shares as a result of exercising stock options

Pursuant to the article 163 bis-C FTC, beneficiaries of options to subscribe for new EURO Shares granted under articles L.225-177 to L.225-186 of the French Commercial Code (Code de commerce) will benefit from favorable treatment with respect to income tax and social security contributions provided that their shares are not sold, converted to bearer form or alienated for at least five years (if the options were granted before April 27, 2000) or four years (if the options were granted on or after April 27, 2000) from the date of grant of the options (except, upon complying with certain conditions, in the event of the dismissal, mandatory retirement, death or disability of the beneficiary).

Where EURO Shares are tendered to the Offer, the date of disposal thereof is the date that the Offer results are published in the AMF's Official Bulletin.

Acquisition gains

Assuming that the registration and holding period requirements are met on the date on which the Offer results are published in the AMF's Official Bulletin, the "acquisition gains" (equal to the difference between the real value of the shares on the day the option was exercised and the issue price, plus the portion of the surplus rebate, if any), are taxable as follows, on condition that the annual threshold for disposal of securities, corporate interests or equivalent securities is exceeded:

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•	Options granted from September 20, 1995 to April 26, 2000:

-	Effective tax rate of 41% (30% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social); or

-	At the option of the beneficiary, taxation as wages and salaries.

•	Options granted since April 27, 2000:

-
Effective tax rate of 41% (30% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the fraction of the acquisition acquisition gains not exceeding €152,500, and at an effective rate of 51% (40% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion exceeding such amount; or

-
Effective tax  rate of 29% (18% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion of the capital gain not exceeding €152,500, and at an effective rate of 41% (30% acquisition gains tax, and CSG, CRDS, the 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion exceeding such amount, provided that, on the date the Offer results are published in the AMF's Official Bulletin, an additional two-year holding period as set out in article 200-A-6 FTC has been observed; or

-	At the option of the beneficiary, taxation as wages and salaries.

Conversely, should registration and holding period requirements not be met on the date the Offer results are published in the AMF's Official Bulletin, the acquisition gains will be taxed as wages and salaries and subject to social security contributions.

Capital gains or losses on disposals of shares

Capital gains or losses realized on disposals of EURO Shares pursuant to the Offer, calculated with reference to the actual value of EURO Shares on the day the option was exercised, are subject to the tax rules for capital gains described above in paragraph 2.12.1.1 (Individuals residing in France for tax purposes who hold EURO shares among their private assets and who do not conduct stock transactions under conditions similar to those of a person who conducts these types of transactions professionally).

2.12.1.3	Legal entities resident in France and subject to corporate income tax

Common rules of taxation

Capital gains realized upon disposal of portfolio securities, equal to the difference between the amounts received as consideration for the disposal of the securities and the tax cost of the shares tendered to the Offer, are subject to corporate income tax at the standard rate of 33.1/3% (article 219-I-a quater FTC) and, if applicable, to the social security contribution of 3.3% (article 235 ter ZC FTC) that applies to the corporate income tax amount after deduction of a tax credit not exceeding €763,000 per 12-month period.

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Legal entities with sales of less than €7,630,000 during the relevant fiscal year or taxation period may be entitled to have their corporate income tax rate reduced to 15% for a portion of the taxable profit not exceeding €38,120 and to be exempt from the 3.3% social security contribution, provided that the conditions set out in articles 219-I-b and 235 ter ZC FTC are met.

Lastly, capital losses accrued on disposals of securities other than investment shares and security equivalents are deductible from the transferor's operating results, or accrue as a tax loss that may, without any time limit, be carried forward and set off against the transferor's operating results in subsequent fiscal years.

Long-term capital gains taxation system

Pursuant to article 219-I-a quinquies FTC, net capital gains realized on disposals of investment shares and equivalent securities as defined in said article and which have been held for at least two years benefit from a 0% reduced rate, subject to the taxation of 5% of the net capital gain realized, at the standard 33.33% corporate income tax rate (1.67% effective rate), and, if applicable, the above-mentioned 3.3% social security contribution.

Within the meaning of article 219-I-a quinquies FTC, shares are considered investment shares  and equivalent securities when they are treated as such for accounting purposes as well as, subject to certain conditions, when they were acquired under a public tender or exchange offer by the initiating company, as well as when they entitle the holder to the benefit of the parent/subsidiary corporation  privilege set out in articles 145 and 216 FTC, excluding shares of companies with predominantly real estate-based assets.

Net long term capital losses realized upon the disposal of investment shares and equivalent securities are not deductible from the taxable income and cannot be offset against capital gains in other categories of securities.

2.12.1.4	Other shareholders

It is recommended that holders of EURO Shares who are subject to taxation rules other than those described above, and more specifically taxpayers involved in stock transactions in circumstances similar to those of a person who conducts these types of transactions professionally or who have recorded their securities as professional assets should review their personal tax situation with their advisor.

2.12.2	Individual or corporate shareholders non-resident in France for tax purposes

Subject to the provisions of any applicable tax treaties, capital gains realized upon the disposal of shares in the context of the Offer by individuals or legal entities that are not residents of France for tax purposes within the meaning of article 4-B FTC or legal entities whose registered office is located outside of France, are generally tax-exempt in France, provided that (i) such capital gains are not connected to a permanent establishment or fixed base in France and (ii) that the seller has not held, either directly or indirectly, alone or with his/her spouse, parents or children or with the parents or children of said spouse, interests entitling the holder to over 25% of the profits of the company whose shares are being sold at any time over the five years prior to the disposal (articles 244 bis-B and 244 bis-C FTC).

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Capital gains realized on the disposal of shares included in an investment exceeding or having exceeded the 25% threshold during the above-mentioned period are subject to the proportional tax rate in France, which is currently 18%, subject to the provisions of any applicable international tax agreements.

Any individual or legal entity not resident in France for tax purposes who holds EURO Shares should consult with their advisor in their country of residence with respect to their personal tax situation.

3.	VALUATION MATERIALS FOR OFFER PRICE ASSESSMENT PURPOSES

The price offered by the Offeror for each EURO Share is €1.20 per share payable in cash.

The following valuation materials in the Offer price have been prepared by Société Générale as presenting bank of the Offer for the account of the Offeror.  These materials have been prepared in accordance with customary valuation methods based on publicly available information on EURO and IAMGOLD as at the date hereof (i.e., mainly annual and quarterly financial reports).

The press release issued by IAMGOLD on September 22, 2008, providing an update of exploration programs at the Rosebel mine (a summary of which is included in Section 1.1.2.1 above) does not modify the business plan of EURO (the main assumptions of which are listed in Section 3.3.2.1 below) established by Société Générale for the purpose of evaluating EURO in connection with this Offer.

IAMGOLD has confirmed that, since the filing of the draft information note on August 29, 2008, no event has occurred that has an impact on the assumptions used by Société Générale in constructing a business plan for EURO.

As indicated in Section 1.1.1 above, IAMGOLD is subject to continuous disclosure obligations under applicable securities laws which require, among others, that it disclose all material information regarding its operations (including, in particular, the Rosebel mine).  In particular, IAMGOLD has disclosed all of the material and relevant data of which it is aware in relation to the Rosebel mine that is necessary for the valuation of EURO. IAMGOLD is not aware of any other information pertaining to the Rosebel mine which is likely to significantly affect the valuation set out below and does not contemplate taking any decision which would materially impact such valuation.

The methods selected have been chosen taking into account characteristics specific to EURO, in particular its size and the nature of its operations.

The accuracy and completeness of the information used by Société Générale has not been independently verified by Société Générale.

3.1	Valuation methodology

3.1.1	Selected methods

In the context of a multi-criteria approach, Société Générale has primarily selected the following method for purposes of valuating EURO:

-           Historical stock trading analysis, and

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-           Discounted cash flow analysis.

At a secondary level, Société Générale has performed the following analyses for information purposes:

-           Analysis of recent transactions on EURO's share capital, and

-           Comparable companies analysis.

3.1.2	Rejected methods

The following valuation methods were considered by Société Générale but not deemed relevant.

3.1.2.1	Comparable transactions analysis

This method consists in applying to a given company's financial metrics the valuation multiples recognized in recent material transactions in the same industry or in an industry having similar features in terms of its business model.  This method indicates the price that investors paid to take control of comparable companies.  The difficulty lies in the selection of comparable transactions as valuation references given that:

a)	the quality and reliability of available information is highly variable depending on the transaction and the nature of the target concerned (listed, not listed, subsidiary in a group);

b)	targets are never totally comparable in terms of size, positioning, geographical location, profitability; and

c)	the strategic interest of an acquisition is variable (and the control premium offered is often adjusted accordingly).

In the absence of transactions involving truly comparable companies to EURO in terms of size and business model, and given the limited information gathered by Société Générale on the transactions retained, Société Générale does not regard this method as appropriate to valuate EURO.

3.1.2.2	Net Asset Value ("NAV") / Revalued Net Asset Value ("RNAV")

The net asset value method consists in calculating the net asset value per share of a company; i.e. calculating the book value of a given share.  This method, which is based on the historical value of a company's assets and liabilities, does not seem relevant and was not retained by Société Générale because it does not take into account the fair market value of said assets and liabilities nor the company's future performances.

For information purposes, the net asset value of EURO as at June 30, 2008 was €7,641,000, i.e. €0.12 per share on a fully diluted basis.

The Revalued Net Asset Value methods was not retained in connection with this valuation analysis since, whereas it is particularly relevant for certain sectors (such as financial institutions and real estate industries) or for certain companies whose aggregate financial statements and projections cannot be analyzed as such (holdings), it does not take into account the prospects of the continuing operations of the company.

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3.1.2.3	Discounted Dividend Model ("DDM")

The DDM method consists in valuing a company based on the discounted value of future dividends.  This method is only appropriate for companies with a significant distribution capacity and that have a stable and foreseeable dividend distribution policy. Société Générale did not use this method for EURO in the absence of materials enabling us to anticipate EURO's future dividend distribution policy. Historically, EURO has never distributed any dividends to its shareholders and the company's management has not disclosed precise information as to the company's future dividend policy.

3.1.2.4	Analysts' Target Prices

There is no analyst coverage for EURO and no analysts' target prices for 2008.

3.2	Main valuation assumptions

3.2.1	General assumptions retained by Société Générale

Société Générale's valuation analysis has been completed based on the following assumptions:

-	Gold price median forecasts established on the basis of the forecasts of 38 gold broker notes released between April 8 and August 22, 2008:

(US$)	2008e	2009e	2010e	2011e	2012e	2013e and following
Gold price forecasts (per ounce)	930	925	888	800	750	700

-	€/US$ exchange rate forecasts based on the Foreign Exchange Consensus Forecasts released by Consensus Economics in July 2008:

	2008e	2009e	2010e and following
€/US$ exchange rate forecasts	1.53	1.43	1.35

-	a number of shares of 61,676,961 on a fully diluted basis, i.e., taking into account the dilutive impact of the 1,905,001 stock options issued and outstanding in accordance with the treasury method;

-	net financial debt of €2.6m as of June 30, 2008;

-	a positive value of the deferred tax asset of €4.3m;

-	a post tax negative value of the hedging instruments of €4.5m as at June 30, 2008;

-
a theoretical positive value of €0.5m (approximately US$ 0.78m) corresponding to the amount claimed by EURO in relation to periods prior to June 30, 2008, in connection with the arbitration on the Rosebel Royalty;

-	fees to be incurred by EURO in connection with the Offer estimated at approximately €1.2m (post taxes); and

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-
valuation of EURO on a stand-alone basis excluding potential synergies, since no significant synergies are expected from the Offer, except, if applicable, economies resulting from the delisting of EURO's shares from Euronext and the Toronto Stock Exchange (if such delisting is made, in particular following the implementation of a compulsory acquisition (retrait obligatoire)).

3.2.2	Valuation of Paul Isnard

As described in Section 1.1.2, EURO's assets in Paul Isnard include the Paul Isnard Concessions and the Paul Isnard PER (the Paul Isnard Properties).

The revenues currently generated by the Existing Paul Isnard Agreements have been taken into account in the business plan used for purposes of valuing EURO using the DCF valuation method, assuming that such revenues would be stable in the long term.  These revenues have also been included in the metrics used for purposes of valuing EURO using the analogical valuation method, i.e., by applying to EURO's metrics valuation multiples of companies in the sample presented in section 3.4.2.

The Paul Isnard Properties (excluding the Existing Paul Isnard Agreements) have been valued separately by Société Générale based on publicly available information and on the following assumptions, which may be regarded as very ambitious in the current context:

-	documentation required for the proper implementation of the provisions of the MoU dated March 23, 2007 between EURO and Golden Star would be completed and implemented;

-	the Paul Isnard PER (exclusive exploration permit) which has expired in November 2007, would be timely and duly renewed by competent French authorities;

-	Golden Star would deliver a positive feasibility study;

-	the French authorities would authorize Golden Star and EURO to resume their operations in Paul Isnard prior to the end of 2008;

-
the mine would enter production phase in 2010 and would produce 560,000 ounces of gold over a 20-year period, i.e., assuming that 100% of the resources inferred at Paul Isnard as at December 31, 2007 (as disclosed, on February 28, 2008, by Golden Star that indicated that such resources were estimated in compliance with definition set forth by Canadian National Instrument 43-101) would be successfully extracted under satisfactory economical and technical conditions;

-
Société Générale computed the free cash flows derived from the Paul Isnard Properties based on the gold price forecasts set forth in Section 3.2.2 and assuming no additional operating expenses, change in working capital or capital expenditures; and

-
Société Générale discounted such free cash flows at the WACC (as defined in Section 3.4.2.2), i.e., without taking into account the extra risk presented by the Paul Isnard Properties relative to the other operations of EURO.

This estimated value of the Paul Isnard Properties obtained has been taken into account in the valuation materials presented below in Sections 3.4 and 3.5.

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3.3	Primary valuation methods

3.3.1	Historical stock trading activities

EURO Shares are listed on compartment C of Euronext Paris.

The reference stock price (relative to which the implied premiums/discounts presented by the offered price have been calculated) is the spot price as at August 28, 2008, i.e., on the date immediately preceding the filing of the Offer.  Volume weighted average prices have been computed on that date.

The implied premiums/discounts presented in the Offer price are set forth in the table below:

Source : Bloomberg	Price (€)	Implied premium / discount
Spot as at August 28, 2008	0.92	+30.4%
1-month VWAP (1)	0.94	+27.1%
3-month VWAP (1)	0.97	+23.3%
6-month VWAP (1)	0.99	+21.1%
12-month VWAP (1)	1.00	+19.5%
18-month VWAP (1)	1.00	+20.4%
Highest price over 12 months (on 10/29/07)	1.16	+3.4%
Lowest price over 12 months (on 01/23/08)	0.85	+41.2%
        (1) Volume Weighted Average Prices on Euronext Paris.  Averages were calculated on August 28, 2008.

The volumes traded on Euronext Paris are significant (0.79% of share capital traded on a daily basis over the last 12 months).  Daily rotation of free float amounted to 1.14% over the same period.

EURO's shares are also listed on the Toronto Stock Exchange (TSX).  Volumes traded on said exchange are not significant (0.01% of share capital traded on a daily basis over the last 12 months).  Therefore information available on EURO's performance on the TSX was not included in the stock market analysis.

Société Générale considers EURO's stock price on Euronext Paris as a key reference in the valuation analysis, especially given the high liquidity of the stock on this market.

3.3.2	Discounted Cash Flow analysis ("DCF")

This method consists in determining the enterprise value of a company by discounting, at its weighted average cost of capital, all projected free cash flows generated by its assets.  The value attributable to shares is then calculated by (i) adding to the enterprise value obtained the value of the company's cash and cash equivalents and its non-operating financial assets and by (ii) deducting the value of minority interests and financial debt.

This method is used to assess the intrinsic value of a company's business plan taking into account its specific characteristics in terms of its future performance, profitability

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 and productivity.  It seems particularly appropriate in EURO's case given that its only source of income is royalties derived from a limited number of assets with very specific prospects.

3.3.2.1	Business plan assumptions and drivers

Other than the general assumptions set forth in Section 3.2.1 above, the following assumptions, which may be regarded as favorable to EURO, have been made by Société Générale when developing EURO's business plan:

-
the business plan for EURO starts in July 2008 and ends on the date the company's rights under the Rosebel Royalty are expected to expire, i.e., in 2023; based on the following production assumptions that may be regarded as very ambitious:

o
Société Générale assumed that the Rosebel Royalty would be paid on an additional 5.7 million ounces of attributable gold to be produced over the next 15 years (from July 1, 2008), whereas IAMGOLD disclosed (i) 3.4 million ounces of proven and probable reserves at Rosebel as at December 31, 2007 and (ii) measured, indicated and inferred resources of 4,166,000; 4,553,000 and 83,000 ounces respectively as at December 31, 2007 (it being reminded that measured and indicated resources are inclusive of proven and probable reserves);

o
Société Générale assumed that (i) Rosebel would produce approximately 309,000 ounces in 2008 assuming that H2 production would match H1 production whereas, in its annual report for FY 2007, IAMGOLD estimated 2008 annual production at 267,000 ounces; and (ii) Rosebel's annual production starting 2009 would be 375,000 ounces per year as compared to the 300,000 to 305,000 ounces (potentially increased by a further 15% to 25% should mine site and economic conditions support the use of the excess capacity) that were disclosed by IAMGOLD on February 6, 2008; accordingly, the Rosebel Royalty has been expected to be paid in full by 2023;

o
these assumptions remain ambitious with regard to information disclosed in the press release issued by IAMGOLD on September 22, 2008 providing an update on exploration programs at the Rosebel mine, a summary of which is included in Section 1.1.2.1 above;

-
royalty payments received from the two agreements entered into with Cotmig and Société Minera St Elie respectively have been considered stable in the long term, i.e., at €0.324m per year, it being specified that, on September 11, 2008, EURO disclosed that the agreement with Cotmig expired in August 2008 and that the terms and conditions of the renewal thereof had yet to be agreed upon;

-	operating expenses were considered flat at the estimated 2008 level based on Q1 (€1.6m for 2008);

-	Société Générale assumed that EURO would not acquire additional royalties and that the company would be liquidated when the Rosebel Royalty expires; and

-	no capital expenditure or change in working capital was forecasted.

3.3.2.2	Free cash flows

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Free cash flows were calculated as follows:

EBIT (including hedging impact)
-	Taxes
+	Depreciation & Amortization
-	Net capital expenditures
-	Change in working capital requirements
=	Free cash flow

EURO's free cash flows, which remunerate the capital invested by shareholders and lenders, were discounted each year starting July 2008 at the weighted average cost of capital of EURO ("WACC").

3.3.2.3	Discount rate

The WACC was determined as follows:

EURO's cost of equity was calculated using the following parameters:

-	US risk free rate of 3.76% corresponding to rate as at August 27, 2008, of 10-year maturity US Treasury Bonds (source : Datastream);

-	Equity risk premium for the US (July 2008) of 5.76% (calculated by Société Générale's Equity Research Department);

-	Unlevered bêta of 1.03 (levered beta of 1.06) corresponding to the average bêta of the sample of small and mid-caps gold producers and royalty companies presented below in section 3.4.2.

The resulting cost of equity for EURO, which corresponds to the sum of (i) the risk free rate and (ii) the bêta multiplied by the equity risk premium (Capital Asset Pricing Model), is 9.86%.

EURO's post-tax cost of debt was calculated using the following parameters:

-	A 3-month US Libor rate: 2.81%;

-	A 250 bp- margin; and

-	A tax rate of 40% corresponding to US corporate income tax rate.

The resulting post-tax cost of debt for EURO is 3.19%.

Assuming a gearing of 4.68% (corresponding to the ratio of net debt divided by market capitalization), the WACC retained by Société Générale amounts to 9.56%.

3.3.2.4	DCF analysis results

In Société Générale's central case, the DCF analysis yields an enterprise value of €49.8m and an equity value of €50.6m, i.e. €0.82 per EURO Share on a fully diluted basis.  All the assets of EURO have been taken into account and valued by Société Générale in this analysis.  The offer price represents a 46.3% on the said price.  Société Générale has run sensitivity analyses

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 wherein (i) the WACC used varies between 8.56% and 10.56%, (ii) gold prices forecasted are adjusted upwards/downwards by +/- 5% and (iii) the US$/€ exchange rate is adjusted upwards/downwards by +/- 10%.  The sensitivity analyses result in prices per share for EURO ranging from €0.68 to €0.97 on a fully diluted basis.

				WACC
		8.56%	9.06%	9.56%	10.06%	10.56%
Gold price forecasts	-10.0%	0.71	0.69	0.68	0.66	0.65
	-5.0%	0.79	0.77	0.75	0.73	0.72
	0.0%	0.86	0.84	0.82	0.80	0.78
	5.0%	0.94	0.91	0.89	0.87	0.85
	10.0%	1.01	0.99	0.96	0.94	0.92

				WACC
		8.56%	9.06%	9.56%	10.06%	10.56%
US$/€ exchange rate forecasts	-20.0%	0.71	0.69	0.67	0.66	0.64
	-10.0%	0.79	0.77	0.75	0.73	0.71
	0.0%	0.86	0.84	0.82	0.80	0.78
	10.0%	0.93	0.91	0.89	0.87	0.85
	20.0%	1.00	0.98	0.96	0.94	0.91

			Gold prices forecasts
		-10.00%	-5.00%	0.00%	5.00%	10.00%
US$/€ exchange rate forecast	-20.0%	0.56	0.62	0.67	0.73	0.79
	-10.0%	0.62	0.68	0.75	0.81	0.88
	0.0%	0.68	0.75	0.82	0.89	0.96
	10.0%	0.73	0.81	0.89	0.97	1.05
	20.0%	0.79	0.87	0.96	1.04	1.13

Finally, for information purposes exclusively, Société Générale has performed a DCF valuation of EURO (i) assuming that the 7,000,000 oz production threshold at Rosebel would be achieved 5 years earlier than anticipated (i.e., by 2018 and not by 2023 as expected) and (ii) based on the assumptions set forth in Section 3.2.1.  Please note that this calculation is purely theoretical and that, as of the date of this information note, the technical and economic feasibility of such a scenario (average annual production of approximately 550,000 oz per year over 2009-2018 as compared to the 300,000 to 305,000 oz expected by IAMGOLD in 2009) does not seem realistic.  The value obtained is €1.03 per share.

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3.4	Valuation methods retained for information purposes only

3.4.1	Recent transactions on EURO's share capital

In December 2006, Golden Star, which held 52.68% of the EURO share capital as at December 31, 2005, sold approximately 18 million shares of EURO representing approximately 36% of EURO's share capital in a series of public and private transactions.  The net proceeds of the divestment totaled approximately US$ 30 million, corresponding to an average selling price of €1.26 per share (using a US$/€ exchange rate of 1.32 over the first three weeks of December 2006).

The average EV/EBITDA multiples deriving from these transactions are as follows:

	EV/EBITDA		EV/EBIT
	2006	2007	2006	2007
Golden Star Transactions (2006)	14.5x	13.3x	16.6x	14.7x

Source: brokers, companies reports

The application of these multiples to EURO's 2008 and 2009 metrics yielded the following results:

	EV/EBITDA		EV/EBIT
	2008e	2009e	2008e	2009e
Implied value per EURO share (€) (1)	2.60	2.93	2.81	3.10
(1) On a fully diluted basis – Source: brokers, companies reports

Since the transactions date back to December 2006 (the average selling price was €1.26 whereas EURO's average trading price in December 2006 was €1.44, i.e. a discount of 12.5%) and relate to the transfer of minority stakes, Société Générale does not consider this method relevant for valuing EURO today.

3.4.2	Trading multiples

This analogical approach consists in applying to a given company's metrics the valuation multiples observed on similar listed companies having, inter alia, comparable size, activities, profitability and gearing.

This valuation method was not retained by Société Générale because, to Société Générale's knowledge, there are no truly comparable companies for EURO.

Société Générale has identified a sample of potentially comparable companies with operations in the gold industry.  The said companies include (i) Canadian and Australian small and midcaps gold producers and (ii) North American gold royalty companies listed below:

-	Royalty companies

o	Royal Gold (USA)

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o	International Royalty (Canada)
o	Franco Nevada (Canada)
o	Gold Wheaton (Canada)

-	Small-sized gold producers (i.e. with enterprise values below US$ 400m)

o	European Goldfield (Canada)
o	Alamos Gold (Canada)
o	High River Gold (Canada)
o	Kingsgate (Australia)
o	Allied Gold (Australia)

-	Medium-sized gold producers (i.e., with enterprise values between US$ 400m and US$ 700m)

o	Highland Gold (Australia)
o	Centerra Gold (Canada)
o	Golden Star (Canada)
o	Northgate (Canada)
o	Great Basin Gold (Canada)

However, in the absence of proof that EURO can replicate its business model over the long term and the lack of truly comparable companies to EURO in the sample (in terms of size and business model) Société Générale does not consider this method appropriate for valuing EURO.

In particular, as regards royalty companies in the sample:

-
EURO has only one significant asset and consequently cannot be validly compared to other royalties companies holding various royalties and participation rights (Royal Gold owns approximately 50 royalties, International Royalty owns approximately 80 royalties and Franco Nevada owns approximately 200 royalties);

-	EURO's key asset is a royalty capped to a certain amount of production (whereas the majority of royalties held by the companies in the sample are not);

-	EURO is approximately 1/3 the size of its nearest comparable company in the sample (International Royalty's market capitalization was €160m on September 15, 2008); and

-	EURO has not been active in purchasing new royalties since the acquisition of the Rosebel Royalty in 2004.

Therefore the results obtained and set forth below are provided for information purposes only.

Please note that due to the limited trading track record of Franco Nevada and Gold Wheaton (as a gold royalty company), their valuation multiples have not been applied even for information purposes.  Indeed, Franco Nevada, which owned approximately 200 royalties, has been listed only since December 2007.  Gold Wheaton entered into two gold transactions with gold producers in June and July 2008 but the company has yet to begin commercial operations; Gold Wheaton's market capitalization is significantly higher than EURO (approximately €500m as of September 15, 2008); the company's stock price shows high volatility and, to Société Générale's knowledge, there is no financial analyst coverage for the stock.

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When applying trading multiples to EURO, Société Générale has implicitly assumed that EURO would have prospects similar to sample average, i.e. that it would be in a position to replicate its business plan and business model in the long term by acquiring other royalties and participation rights.

The multiples retained by Société Générale are (i) 2008 and 2009 EBITDA multiples and (ii) proven and probable reserves multiples based on the latest information available (for gold producers only).  EV/Revenues multiples were not used because of significant differences in the profitability of the comparable companies and EURO.  EV/EBIT multiples were not used because of significant differences in the depreciation policies of the comparable companies and EURO.  Equity Value/Net income multiples were not used either because of significant differences in the level of indebtedness of the comparable companies and EURO.

The EV/EBITDA multiples of the companies in the sample retained by Société Générale have been calculated using publicly available information including annual and quarterly reports and the IBES consensus provided by the Datastream database.  The estimated amount of proven and probable reserves at Rosebel that Société Générale used for valuing EURO is 5.7 million ounces of gold as of June 30, 2008.

The valuation multiples of the comparable companies retained by Société Générale are as follows:

	EV/EBITDA		EV/Reserves
	2008e	2009e	2008e
Small-sized Gold Producers
- European Goldfield	11.1x	5.9x	0.04x
- Alamos Gold	7.6x	5.7x	0.27x
- High River Gold	6.7x	2.2x	0.08x
- Kingsgate	8.3x	3.0x	0.11x
- Allied Gold	9.1x	3.0x	0.12x
Medium-sized Gold Producers
- Highland Gold	9.3x	6.7x	0.08x
- Centerra Gold	2.3x	1.7x	0.08x
- Golden Star	5.5x	3.0x	0.06x
- Northgate	1.9x	1.8x	0.12x
- Great Basin Gold	Not material	9.7x	0.08x
Average	6.9x	4.3x	0.10x
Source: brokers, companies reports

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EV/EBITDA
	2008e	2009e
Royalty companies
- Royal Gold	15.8x	13.5x
- International Royalty	6.2x	4.8x
Average	11.0x	9.1x
Source: brokers, companies reports

Applying the above average EV/EBITDA and proven and probable reserves multiples to EURO's metrics yielded the following results:

Small and medium-sized Gold Producers	EV/EBITDA		EV/Reserves
	2008e	2009e
EURO's value per share (€) (1)	1.23	0.94	0.67
(1) On a fully diluted basis – Source: brokers, companies reports

Royalty companies	EV/EBITDA
	2008e	2009e
EURO's value per share (€) (1)	1.97	2.01
(1) On a fully diluted basis – Source: brokers, companies reports

3.5	Summary results

The implied premium/discount presented by the offered price of €1.20 relative to the value per share obtained from the various valuation methods used is as follows:

	(€/ share)	Implied premium / discount
Primary valuation methods
1/ Stock market price (1)
Spot as at August 28, 2008	0.92	+30.4%
1-month VWAP	0.94	+27.1%
3-month VWAP	0.97	+23.3%
6-month VWAP	0.99	+21.1%
12-month VWAP	1.00	+19.5%
18-month VWAP	1.00	+20.4%
Highest price over 12 months (on 10/29/07)	1.16	+3.4%
Lowest price over 12 months (on 01/23/08)	0.85	+41.2%

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(€/ share)	Implied premium / discount
2/ DCF
Central case	0.82	+46.3%
High	0.97	+23.9%
Low	0.68	+75.5%
Valuation methods retained for information purposes only
1/ Golden Star transaction on EURO's share capital
Central case	2.76	-56.6%
High	2.93	-59.1%
Low	2.60	-53.8%
Average selling price - Golden Star	1.26	-4.8%
2/ Analysis of the companies in the sample (small and medium-sized Gold Producers)
Central case	1.08	+11.0%
High	1.23	-2.2%
Low	0.94	+28.3%
3/ Analysis of the companies in the sample (royalty companies)
Central case	1.99	-39.7%
High	2.01	-40.2%
Low	1.97	-39.2%
(1) Volume Weighted Average Prices on Euronext Paris.  Averages were calculated as of August 28, 2008.

4.	INFORMATION ABOUT THE OFFEROR

Pursuant to article 231-28 of general regulation of the AMF, information disclosure about the legal, accounting and financial characteristics of the Offeror shall be filed with the AMF no later than the day the Offer opens. Such information, which will be contained in a specific information document prepared by the Offeror, will be available on the AMF web site (www.amf-france.org), on the Offeror's web site (www.iamgold.com), and will also be available free of charge from:

-	IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4

-	Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18.

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5.	RESPONSIBLE PERSONS

5.1	For the Offeror

"To our knowledge, the information contained in this information note is factually accurate and there is no omission of any information that would alter the scope of the information provided".

IAMGOLD Corporation
Joseph Conway, President and Chief Executive Officer
Gordon Stothart, Chief Operating Officer

5.2	For the presenting bank

"In accordance with article 231-18 of the general regulation (règlement général) of the AMF, Société Générale, acting as presenting bank in relation with the Offer, confirms that to its knowledge, the presentation of the Offer that it has analyzed based on information provided to it by the Offeror and information relating to the valuation of the price offered are factually accurate and there is no omission of any information that would alter the scope of the information provided."

Société Générale